
June 24, 2015

Iuldashkhan Umurzakov
President and Chief Executive Officer
Uvic Inc.
2235 E. Flamingo Rd., #100G
Las Vegas, NV 89119

> **Re:** **Uvic Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 15, 2015**
> **File No. 333-203997**

Dear Mr. Umurzakov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2015 letter.

General

1. We note your response to prior comment 1 and reissue the comment. We continue to believe that you are a shell company as defined in Rule 405. We consider the $1,307 of revenue since inception and the activities discussed in your response to be nominal operations. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2.   We note that your principal executive office is in Nevada and that you plan to offer your products in the United States. However, you disclose that you have no employees, other than your sole officer and director, who resides outside the United States. Legal counsel is located in Illinois, and your auditor is located in New Delhi, India. It also appears that your web designer is based in New Zealand. As such, it is unclear from your disclosure where your business is operated. Please revise to disclose the following:

- where Mr. Iuldashkhan Umurzakov resides;
- who manages the Nevada office; and
- how you intend to market and sell your products in the United States.

Management's Discussion and Analysis or Plan of Operation, page 14

3.   We note your response to prior comment 8. Please revise to remove the statement on page 17 that you "have not generated revenues and no revenues are anticipated until [you] complete [y]our initial business development."

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note your response to prior comment 13. In an effort to better understand why you selected this auditor, please tell us the following:

- the basis for selecting this foreign-based auditor given the geographical distance between your and the auditor's respective office locations;
- how you assessed the auditor's qualifications and knowledge of U.S. GAAP and PCAOB standards;
- where your management and accounting records are located; and
- where the majority of the audit work was conducted.

Lastly, please ask your auditor to provide us with an explanation of how they conducted their audits given their location in relation to yours. We refer you to guidance on Article 2 of Regulation S-X for issuers other than foreign private issuers found in Section V.K. of International Reporting and Disclosure Issues located on the Division of Corporation Finance webpage on the Commission's website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

Part II Information Not Required in the Prospectus

Item 16. Exhibits, page 46

Exhibit 23.1

5.   This consent does not include the corrections you noted in your response to prior comment 14. Please revise, as previously requested, to reflect August 21, 2013 as the inception date.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Melissa Kindelan, Staff Accountant, at (202) 551- 3564 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3569, or in her absence, me at (202) 551-3456 with any other questions.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Attorney-Advisor